CIM Opportunity Zone Fund, L.P.
4700 Wilshire Boulevard
Los Angeles, CA 90010
July 28, 2023
Division of Corporate Finance
Office of Real Estate & Construction
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     CIM Opportunity Zone Fund, L.P.
Amendment No. 1 to Registration Statement on Form 10
Filed June 16, 2023
File No. 000-56544
Ladies and Gentlemen:
On behalf of CIM Opportunity Zone Fund, L.P. (the “Partnership” or the “Fund”), we hereby respond to the comment letter, dated July 11, 2023 of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above referenced Amendment No. 1 to Registration Statement on Form 10-12G filed on June 16, 2023 (the “Registration Statement”). Please note that we are simultaneously filing Amendment No. 2 to the Registration Statement on Form 10-12G (“Amendment No. 2”).
For the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to the comment immediately thereafter.
Amendment No. 1 to Registration Statement on Form 10 filed June 16, 2023
Business, page 5
1.We note your response to comment 1; however, in this section of the filing please describe in greater detail your materially important real properties, such as the present or proposed use of such properties, their suitability and adequacy for such use, and occupancy rate. State the nature and amount of material mortgages or other liens or encumbrances against such properties. Briefly state the principal terms of any lease of any of such properties or any option or contract to purchase or sell any of such properties and any proposed program for the renovation, improvement or development of such properties, including the estimated cost thereof and the method of financing to be used. Also describe in greater detail the material terms of your investments.

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The Fund acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 11-12 of Amendment No. 2.
Fund Strategy
Investment Company Act of 1940, page 11

2.We note that on page 11 you state that “[t]he Fund intends to rely on certain exemptions from the registration requirements of the 1940 Act, including Section 3(c)(1), Section 3(c)(5)(C) or Section 3(c)(7) thereof.” Please revise this disclosure to clarify which exemption in particular the Fund relies on.

The Fund acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to clarify that the Fund intends to rely solely on Section 3(c)(5)(C) as an exemption from registration under the 1940 Act. Please see pages 13 and 44 of Amendment No. 2.
3.To the extent the Fund currently relies on Section 3(c)(5)(C) of the 1940 Act, please provide additional detail, supplementally, on how the Fund will qualify for another exemption should Section 3(c)(5)(C) become unavailable. In particular, please describe whether the Fund currently qualifies to rely on Section 3(c)(1) and/or Section 3(c)(7) and, if not, how the Fund intends to qualify for one or both exemptions as of the date on which the Fund no longer qualifies for Section 3(c)(5)(C).

The Fund acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to clarify that the Fund intends to rely solely on Section 3(c)(5)(C) as an exemption from registration under the 1940 Act. Please see pages 13 and 44 of Amendment No. 2.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

4.We note your response to comment 5. Please clarify and describe in greater detail how the incentive fee was calculated, including the amount of the profits or gains above the threshold and how the hurdle rate percentages and the entitled share are determined.

The Fund acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 54 of Amendment No. 2.
Critical Accounting Policies
Investment Valuation, page 54
5.We note your response to comment 7 and expanded disclosures on page 54 that the weighting of the appraisal methods represents an approximation of how

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marketplace participants would underwrite the investment in current market conditions as of the measurement date. Please further expand your disclosures to elaborate upon the approximation process and the factors considered that influence and determine the weighting methodology.

The Fund acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 57 of Amendment No. 2.
Certain Relationships and Related Transactions, page 57

6.We note your response to comment 9. Please quantify the factors used in the formulas to calculate incentive allocation and management fees for the year ended December 31, 2022.

The Fund acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 54 and 63 of Amendment No. 2.
7.We note your response to comment 10. Please add a risk factor describing the potential conflicts of interest with CIM and it affiliates.

The Fund acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 22 of Amendment No. 2.
CIM Opportunity Zone Fund, L.P. Schedule of Investments, page F-6
8.We note your response to comment 14 and note your acknowledgement that some of your solar investments constitute 20 percent or more of your consolidated assets, equity or income from continuing operations. It remains unclear why your investments would not represent significant equity investees as contemplated under the guidance within Rule 8- 03(b)(3). In your response, please further clarify why summarized financial information for your significant solar investments would not be useful and how the structure and substance of your investments differ from investments accounted for under the equity method and/or fair value option.
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The Fund acknowledges the Staff’s comment and recognizes that Section 2435 of the Financial Reporting Manual does not solely focus on the equity method of accounting but instead broader accounting principles that are applicable to various investment scenarios. However, the Fund would like to point out that the information required to be disclosed under Rule 8-03(b)(3)- including sales, gross profit, net income (loss) from continuing operations, net income, and net income attributable to the investee provides, to its belief, more information than is reasonably necessary to inform investors. The Fund believes that the existing information contained within the financial statements, including within the Schedule of Investments and within the footnotes to its financial statements, provides the most meaningful information to investors necessary to allow them to evaluate the performance of the Fund and consider its potential future

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performance. Further, providing detailed financial information for such solar investments is not meaningful because the projects are still in development. Accordingly, there is no material revenue (sales), gross profit, net income/loss from continuing operations, net income and net income attributable to the investee. The schedule of investments allows investors to understand the magnitude of the investments and the potential financial resources allocated to the development of the solar projects. It provides insight into the level of commitment and the value attributed to these investments by the Fund, which can be useful for evaluating the Fund’s overall financial health and strategy.

Additionally, based upon the structure of the Fund, investors evaluate its performance on an overall basis rather than at an individual asset level. The financial performance of the overall Fund is what matters to investors and breaking down performance on a project-by-project basis may not accurately represent the overall performance of the Fund. Therefore, investors are more interested in the aggregated financial performance rather than focusing on specific, early-stage investments. This approach provides a more comprehensive view of the Fund’s overall profitability.

In response to the Staff’s comment, the Fund has incorporated additional disclosures within the schedule of investments in the unaudited financial statements as of and for the period ended March 31, 2023 for additional commentary on its investments comprising over 20 percent of total assets and will continue to provide such disclosures prospectively. Please see page F-24 of Amendment No. 2.
2. Summary Of Accounting Policies
Basis Of Presentation, page F-9
9.We note your response to comment 16 where you indicate that your main business purpose is acquiring, owning, developing or re-developing and operating infrastructure and real estate properties. Please provide a more robust response about the nature and extent of your development and redevelopment activities and how these activities factor into your Investment Company accounting analysis. As a part of your response please compare and contrast your business model with that of a traditional real estate company that acquires, develops, and manages its properties, explain why you believe your development and re-development activities are consistent with the business purpose and substantive activities of an investment company and address the following items:
•Please clarify what type of development decisions are made for each investment and any discretion allowed to change the initial development plans including decisions to no longer develop certain properties and to re-sequence or reprioritize the timeline for a property's development. Please provide enough detail so we may understand how and by whom those decisions are made.

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•With respect to any development cost overruns, where you will bear the cost overrun, please tell us who makes development decisions related to such cost overrun and tell us the nature of such decisions.

The Fund acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to clarify that the Fund’s business purpose is acquiring, owning, developing or re-developing and operating infrastructure and real estate assets, including assets in low-income communities, in the United States and its possessions that have been designated as “Opportunity Zones” pursuant to Section 1400Z-1 of the Internal Revenue Code of 1986, with the objective of generating returns from the capital appreciation and operating income once development is complete. The Fund’s assets under development had plans in place or were developed at the time of the Fund’s acquisition that are strategic to each asset achieving current income and appreciation of value. The manager of the Fund engages third parties or affiliates of the Manager (also referred to as the “development manager”) to provide development management services and in consideration pays development management fees. The Fund has no employees, and as such has no personnel responsible for performing the day-to-day development management services, and generally relies on the development manager to perform development management services. The Fund utilizes the development management services for purposes of maximizing investment income and asset appreciation (through development and stabilization), which such services are considered arm’s length. Additionally, the Fund provides capital commitments to such development and stabilization activities, which contribute to the capital appreciation of its assets. While the Fund benefits from the development manager’s expertise and experienced personnel in the development of such projects, the Fund does not have an objective of obtaining returns or benefits other than capital appreciation and investment income described above. Please see pages 5 and 50 of Amendment No. 2 for revised disclosures in response to the Staff’s comment.
As the Staff has noted, a traditional real estate company’s objectives include acquiring, developing and managing its properties. Similarly, because the Fund qualifies, and intends to continue to qualify, as a qualified opportunity zone fund, the types of assets that the Fund seeks to acquire are infrastructure and real estate assets, including assets in low-income communities that require improvements. Such assets requiring improvements carry risk-reward attributes that align with the Fund’s objective to generate returns through income or capital appreciation, or both. Any development activities are to enable the asset to generate current income, which is ultimately the primary driver towards the Fund’s objective of capital appreciation through the monetization of the investment in the exit strategy or income through stabilizing the asset. Additionally, as further described below, the Fund pays development management fees at arms-length rates to the development manager and does not employ any development personnel. In contrast, a traditional real estate company that acquires, develops and manages its properties has the objective to generate income on a long-term and potentially indefinite period and are self-performing and typically do not need to employ a development manager to perform the development work. Further, traditional real estate company’s value to investors is realized

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through periodic distributions of dividends and ability to monetize their investment through sales of shares on the open market, which is not necessarily attributed or directly correlated to the net asset value of the traditional real estate company.
As a vertically integrated owner, operator, lender and developer of real assets, CIM’s broad expertise include development and onsite property management capabilities. If the Fund engages CIM or its affiliates to provide these services that would otherwise be provided by a third party, then the development manager receives a fee from the Fund’s Portfolio Assets for development management. Such fees are either (x) at rates which do not exceed the limits set forth in the Limited Partnership Agreement (see “Item 7 Certain Relationships and Related Party Transactions, and Director Independence—Fees and Expenses—Servicing Fees” of Amendment No. 1), (y) at rates that are no less favorable to the Partnership and/or such Portfolio Asset than the arm’s-length rates at which the Partnership and/ or such Portfolio Asset could obtain comparable services from an unaffiliated service provider taking into account the nature of the relevant asset type and the special services required or (z) at rates that receive the consent of a Review Agent or the Limited Partners. CIM’s development department has deep expertise in entitlement, design, construction, condominium sales and Small Scale Development (Construction Management). Key responsibilities provided by the Manager, or a third party as applicable, include development project planning and execution with emphasis on scheduling, budgeting and procurement; selection and management of project teams, including architects, engineers, design professionals, contractors and other consultants; oversight of project entitlements, including site planning, technical studies, project permits and approvals, community outreach, public-private partnerships and government interface; project design management with a focus on programming, integration of uses, efficiencies, aesthetics, sustainability and environmental quality; and project and construction management of general contractors and trade subcontractors directed at achieving quality, schedule and budget targets, equity underwriting with specific focus on feasibility, planning, cost and schedule.
Development decisions typically begin with the investment acquisition process by CIM’s investment committee comprised of a majority of CIM’s Principals and an affiliated secondee, with one legal observer and one compliance observer who are responsible for reviewing and approving proposals for the Fund’s acquisitions, development, re-development and dispositions at the Portfolio Asset level. For projects that require development, the Manager will engage a development manager to perform the day-to-day development management work. With respect to any development or cost overruns, the Manager’s real assets management committee will make any corresponding decisions including any corresponding development redesigns.
To summarize, the development and re-development activities related to the Fund’s investments do not change its assessment that the Fund meets the characteristics of an investment company under ASC 946. Using the guidance laid out in paragraphs 946-10-15-4 through 15-9, the Fund has determined the Fund has the fundamental characteristics of an investment company because the following conditions exist as defined and referenced below in 946-10-15-6 through 15-7:

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•946-10-15-6(a)(1): The Fund obtains funds from one or more investors and the Fund’s Manager provides the investors with investment management services. At the close of the first quarter of 2023, the Fund had 2,388 Unitholders from which the Fund obtains investment funds and for which the Fund’s manager provides those investors with investment management services. The Fund pools money from multiple investors to benefit from greater diversification and access to a broader range of investment opportunities. The investment management services provided include expertise in analyzing financial markets, selecting investments, and managing portfolios, as further discussed on pages 5 and 50 of Amendment No. 2
•946-10-15-6(a)(2): The Fund commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both. The business purpose and only substantive activities are acquiring infrastructure and real estate assets that have the potential to undergo substantial improvements with the objective of generating returns from the capital appreciation and operating income once development is complete.
•946-10-15-6(b): The Fund does not have an objective of obtaining returns or benefits from an investee or its affiliates other than those described above. Please see above for further description of additional services CIM provides.
•946-10-15-7.1(a): The Fund has more than one investment. As of March 31, 2023, the Fund has ownership in 18 investments.
•946-10-15-7(b)-(c): The Fund has more than one investor, and it has investors that are not related parties of the parent or the investment manager. Most of the investors are not related parties of the Fund and the investment Manager. As of March 31, 2023 there were five investors out of the 2,388 limited partners who are considered affiliates of the Fund.
•946-10-15-7(d): The Fund has ownership interests in the form of partnership interests where each ownership interest represents a specifically identifiable portion of the net assets of the Fund. Each investor contributes funds to acquire ownership interests, and the value of those interests is dependent on the changes in the fair value of the underlying investments.
•946-10-15-7(e): The Fund manages all of its investments on a fair value basis. Further, fair value is a key component of how the Fund evaluates the performance of its investments, as well as a key input into how management fees and incentive allocation are calculated. In addition, investors are issued Units based on the Fund’s net asset value. By evaluating investments at their fair value rather than historical cost, this approach provides investors with more accurate up-to-date information about the value of the Fund’s investments and measurement of the potential return on their investment.
10.Further to our above comment, we note disclosures on page 21, where you indicate you may deploy a portion of your assets in REITs. Please clarify and quantify the

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extent you deploy your assets in REITs. In relation to your investments in REITs, please address the following as it relates to development and/or re-development activities:
•Please clarify which entity or entities (e.g. you or the REIT) are party to the contractual agreements related to the development activities. Your response should address, but not be limited to, the development agreement and guaranteed maximum price contract with the general contractor.
•To the extent activities will be conducted through REIT entities, please tell us if the REIT entities have any unilateral decision-making rights, such that the REIT entities can make decisions on development activities without your general partner's approval. To the extent the REITs have such rights, please tell us which such decisions can be made by the REIT entities. Additionally, please tell us if the REIT’s decision maker can be removed, the process for removal and replacement, and under what circumstances removal could occur.

The Fund acknowledges the Staff’s comment and advises the Staff that at the time of these filings, the Fund does not have any assets that have been, or are, deployed in REITs or any REIT entities that have been formed to do so. To the extent that the Fund does deploy any assets in REITs, it will disclose the relevant information requested with respect to what parties are subject to agreements with development activities. Additionally, to the extent activities will be conducted through REIT entities, the Fund expects that activities conducted through REIT entities will be limited to those consistent with substantive activities performed by an investment company, as further described in our response to Comment No. 9 above. Similar to the Fund’s investments in real estate assets, oversight of any potential REIT entities would be performed by the Manager or the development manager, respectively.

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If you have any questions regarding Amendment No. 2 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3309.

Sincerely,

/s/ Raphael M. Russo
Raphael M. Russo, Esq
cc:        David Thompson
CIM Opportunity Zone Fund, L.P.
Yifat Koren-Dahan
CIM Opportunity Zone Fund, L.P.